BIG BEAR MINING CORP.
110 S. Fairfax Avenue
Los Angeles, CA
90036
Tel: (323) 377-2964

Donald F. Delaney
United States Securities and Exchange Commission
Division of Corporate Finance

August 25, 2009

Re: Big Bear Mining Corp.
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed March 31, 2009
Form 10-Q for the Fiscal Quarter Ended March 31, 2009
Filed May 15, 2009
File No. 001-32904

Dear Sir:

We are in receipt of your comment letter dated July 7, 2009 for the above-mentioned filings.  Management of the Company has been travelling extensively and has not responded to the comment letter in a timely manner.  The Company intends to respond fully to the comments and file amended documents by no later than Friday, August 28, 2009.

Sincerely,

“Dwayne Skellern”

Dwayne Skellern
President Big Bear Mining Corp.